FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to Securities and Exchange Commission dated July 30, 2009 regarding judicial notice of appeal in connection with Argentine Antitrust Commission (“CNDC”) Resolution 44/09

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, July 30, 2009

Securities and Exchange Commission

RE.: Resolution CNDC N°44/09 – Judicial Notice.

Dear Sir,

In my capacity as Chairman of the Board of Directors of Nortel Inversora S.A (“Nortel”), I hereby inform you that on July 27, 2009, the Second Court of Appeals in Commercial Matters issued a Resolution in file Nº 3826/2009 recorded as “Telecom Italia S.p.A. y Otros/ Complaints—appeal over rejected plea,” whereby said Court resolved: 1) to declare the jurisdiction of this Court to consider the issue under analysis; 2) to sustain the appeal and grant the petitioners’ plea, remanding to another court for decision; and 3) to sustain the precautionary measure requested by the petitioners that consisted of suspending the effects of the CNDC Resolution N ° 44/09, resolution which the Securities and Exchange Commission was informed about on April 8, 2009.

Yours sincerely,

Nortel Inversora S.A.

/s/ Franco Livini
Franco Livini
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 31, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager